

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2014

Via E-mail
Mr. Tony Thomas
Chief Executive Officer
Windstream Holdings, Inc.
4001 Rodney Parham Road
Little Rock, Arkansas 72212

> **Re:** **Windstream Holdings, Inc. and Windstream Corporation**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **Form 10-Q for the Quarter ended March 31, 2014**
> **Filed May 8, 2014**
> **File Nos. 001-32422 and 001-36093**

Dear Mr. Thomas:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations

Organization and Results of Operations, page 42

1. We note your disclosure that the company has experienced attrition of customers across all your services over the past twelve months ended March 31, 2014. In future filings please provide similar comparative information on a quarterly basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        John Fletcher